The Great Restaurant Development Holdings Limited

Ground Floor and 1st Floor

No. 73 Chung On Street

Tsuen Wan, New Territories

Hong Kong

November 30, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Nicolas Nalbantian

Re:	Great Restaurant Development Holdings Ltd Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted November 7, 2023 CIK No. 0001990643

Dear Mr. Nalbantian:

On behalf of The Great Restaurant Development Holdings Limited (the “Company”), we submit this letter in response to the comment letter dated November 20, 2023 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on November 7, 2023. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, the Amendment No. 2 to Registration Statement on Form F-1 (“Amendment No. 2”), which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 1 to Draft Registration Statement on Form F-1, Submitted November 7, 2023

Cover Page

1.	We note your response to comment 2 and reissue in part. In addition to the new disclosure in the fifth paragraph that addresses recent PRC regulatory concerns, please ensure you also disclose that these actions have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange, similar to the disclosure you have included on page 12.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have included additional disclosure of how changes in the economic, political and legal environment in Hong Kong could impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange, similar to page 12.

2.	We note your response to comment 4 and reissue in part. In addition to the cover page reference to funds or assets that may not be available to fund operations or for other use outside of Hong Kong, please provide cross-references to these other discussions in the Prospectus Summary and Risk Factor sections. Please also disclose whether the holding company, not just the Operating Subsidiary, has any cash management policies. Lastly, we note your disclosure that you plan on making a dividend prior to listing on Nasdaq. Please disclose the date and quantify the amount of the dividend once it has occurred.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added cross-references to other discussions about funds or assets not being available to fund operations or for other use outside of Hong Kong in the Prospectus Summary and Risk Factor sections, as well as the fact that neither the holding company nor the Operating Subsidiary has adopted any cash management policies. We have also disclosed the anticipated date and quantity of the dividend amount on the cover page as well as page 16.

3.	We note your response to comment 5 and reissue. In addition to your cross references to individual china based company risk factors, please revise the prospectus cover page to include a cross-reference to the Risk Factors section including the page number where this section appears in the prospectus. Highlight this cross-reference by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the cover page to cross reference each disclosure to the Risk Factor section with page numbers in accordance with the guidelines set forth in Regulation S-K Item 501(b)(5).

Prospectus Summary

Our auditor has expressed substantial doubt about our ability to continue as a going concern, page 8

4.	We note your response to comment 7 and reissue in part. We acknowledge the addition of this new sub-section; however, please also explicitly disclose the dollar amount required to fund your operations for the next 12 months. In addition, please disclose the amount of debt that you anticipate incurring in the next 12 months.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure to include the dollar amount required to fund our operations and the amount of debt we anticipate incurring in the next 12 months on page 8.

Recent Regulatory Development in the PRC, page 12

5.	We note your response to comment 6 and reissue in part. We acknowledge the new disclosure added to page 14 of your registration statement. However, please also disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese or Hong Kong authorities to operate your business, not just whether permissions or approvals required to offer the securities being registered to foreign investors. Similarly, please state whether you or your subsidiaries are covered by permissions or approvals requirements from the CSRC, CAC or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Lastly, we note your disclosure that you have been “advised” by Robertsons, please clarify if a legal opinion has been provided.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure in this section on page 14 to state that, besides the business registration license, general restaurant license, liquor license, water pollution control license and food factory license, which are required by certain Hong Kong authorities from First Grade, neither we nor our subsidiaries are covered by any other permissions or approvals requirements from the CSRC, CAC or any other governmental agency that is required to approve our operations. We further advise the Staff that a legal opinion by Robertsons and consent from our PRC counsel, Beijing Dentons Law Offices, LLP (Shenzhen) on the topic will be attached to future amendment of the registration statement as Exhibit 5.2 and Exhibit 99.3, respectively, once they become available.

Corporate Structure, page 16

6.	It appears a response to comment 9 was not included in the response letter, as a result, we reissue comment 9. Please move this disclosure to a more prominent place in your prospectus summary. In addition, please clearly identify the entity in which investors are purchasing an interest and the entity(ies) in which the company’s operations are conducted.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have moved this disclosure to the front of the prospectus summary section on page 7. We have also revised the same section as well as on the cover page to clearly identify the entity in which investors are purchasing an interest.

Table of Contents, page II-10

7.	We note your response to comment 24 and reissue. Please ensure that the prospectus Table of Contents and the Resale Prospectus Table of Contents are aligned. As one example only, the resale prospectus Table of Contents has a section labeled “Executive Compensation,” but the prospectus Table of Contents does not.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the Table of Contents of the Resale Prospectus to be assigned with that of the prospectus.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Siu Ming Law
Siu Ming Law
Chief Executive Officer